

January 24, 2014

Via E-mail
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

> **Re:**   **Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed September 24, 2013**
> **File No. 001-33347**

Dear Mr. Galvin:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Notes to Consolidated Financial Statements

Note 13 Commitments and Contingencies

Legal Matters, page 94

1.   You disclose on page 95 that on July 30, 2013 you reached a settlement with Nomadix, Inc., which was recorded as an operating expense in the fourth quarter of fiscal year 2013 and was material to your statement of operations and comprehensive income (loss). However, the disclosure in your Form 10-Q filed June 6, 2013 regarding this matter indicates that based on current information the amount of possible loss is not reasonably

estimable. To help us better understand how you made such determination as of April 30, 2013 please explain the procedures you undertake on a quarterly basis when attempting to develop a range of reasonably possible loss for disclosure and explain the specific factors that existed when you concluded that you were unable to estimate possible losses as of April 30, 2013. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the possible outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief